UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission File Number 1-9936

EDISON 401(K) SAVINGS PLAN
(Full Title of the Plan)

EDISON INTERNATIONAL
(Name of Issuer)

2244 Walnut Grove Avenue (P.O. Box 976), Rosemead, California 91770
(Address of principal executive office)

Edison 401(k) Savings Plan

Financial Statements and Supplemental Schedule
As of December 31, 2010 and 2009 and for the Year Ended December 31, 2010

Edison 401(k) Savings Plan

Contents

Report of Independent Registered Public Accounting Firm                                               3

Financial Statements

Statements of Net Assets Available for Plan Benefits
as of December 31, 2010 and 2009                                                                             5

Statement of Changes in Net Assets Available for Plan Benefits
for the Year Ended December 31, 2010                                                                      6

   Notes to Financial Statements                                                                              7 - 18

Supplemental Schedule

Form 5500, Schedule H, Line 4i – Schedule of Assets
(Held at End of Year) as of December 31, 2010                                                 20 - 22

Signature

Consent of Independent Registered Public Accounting Firm                                 Exhibit 23

Note:  All schedules other than that listed above have been omitted since the information is either disclosed elsewhere in the financial statements or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

Southern California Edison Company
Benefits Committee
Edison 401(k) Savings Plan
Rosemead, California

We have audited the accompanying statements of net assets available for plan benefits of the Edison 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming opinions on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO, USA, LLP
Costa Mesa, California
June 24, 2011

Financial Statements

Edison 401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31,	2010	2009

	(in 000’s)
Assets

Cash	$870	$2,382

Investments, at fair value	3,620,767	3,240,621

Receivables
Notes receivable from participants	90,866	83,347
Dividends receivable	7,804	7,946
Interest receivable	136	122
Profit sharing receivable	4,104	3,513
Receivable from brokers	5,402	2,268

Total receivables	108,312	97,196

Total assets	3,729,949	3,340,199

Liabilities
Payable to brokers and others	11,997	9,296

Total liabilities	11,997	9,296

Net assets available for plan benefits	$3,717,952	$3,330,903

See accompanying notes to financial statements.

Edison 401(k) Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2010

(in 000’s)
Additions

Investment income
Dividends	$69,604
Interest	1,717
Net appreciation in fair value of investments	321,319

392,640

Less: Management fees	553

Net investment income	392,087

Interest income on notes receivable from participants	4,609

Contributions
Employer contributions, net of forfeitures	91,639
Participant and rollover contributions	162,757

Total net contributions	254,396

Total additions	651,092

Deductions

Distributions to participants	261,765
Notes receivable from participants in default	2,278

Total deductions	264,043

Net increase	387,049

Net assets available for plan benefits
Beginning of year	3,330,903

End of year	$3,717,952

See accompanying notes to financial statements.

Edison 401(k) Savings Plan

Notes to Financial Statements

1.	Plan Description

The following description of the Edison 401(k) Savings Plan (the “Plan”), provides only general information.  The Plan sponsor is the Southern California Edison Company (the “Plan Sponsor”).  Participants should refer to the summary plan description and Plan document, as amended, for a more complete description of the Plan’s provisions.

Nature of Plan

Eligibility

The Plan is a defined-contribution plan with a 401(k) feature, in which qualifying full-time and part-time employees of Edison International (the “Company”) and many of its subsidiary companies are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  An employee, as defined by the Plan document, is eligible to participate in the Plan immediately upon employment.

Contributions

Subject to statutory limits, all participants may defer pre-tax and after-tax dollars up to 84 percent of eligible pay.  Participating employers provide matching contributions up to 6.0 percent of a participant’s eligible pay. The Company allows employees who have attained age fifty before the close of a Plan year to make a catch up contribution subject to Internal Revenue Service (“IRS”) limitations. Certain participating subsidiaries also provide a fixed profit sharing contribution of 3.0 percent of eligible pay each pay period, a variable profit sharing contribution annually (if certain business objectives are reached) to eligible employees and a fixed one time contribution. The Plan also accepts rollover contributions from other qualified plans.

Vesting

Participants immediately vest in their contributions plus actual earnings thereon per year. Employer contributions plus actual earnings thereon vest at a rate of 20 percent per year, except for certain employer contributions made to participating subsidiaries which vest in accordance with the provisions of the Plan document.  After five years of service or reaching age 65, all existing and future employer contributions are fully vested.

Forfeitures

At December 31, 2010, and 2009, the unused portion of forfeited non-vested accounts totaled $17,150 and $7,595, respectively. These accounts are used to reduce future employer contributions. During 2010, employer contributions were reduced by $651,993 from forfeited non-vested accounts.

Plan Trust

Plan assets are held in trust with State Street Bank and Trust Company (the “Trustee”) for the benefit of participants and their beneficiaries.  The mutual covenants to which the Plan Sponsor and the Trustee agree are disclosed in the trust agreement between the Plan Sponsor and the Trustee.

Edison 401(k) Savings Plan

Notes to Financial Statements

Plan Administration

The Plan is administered by the Southern California Edison Company Benefits Committee (the “Plan Administrator”).  Aon Hewitt Associates LLC is the Plan’s record keeper.  The Plan provides to participants a detailed description of each investment fund choice and lists the respective investment manager.

Administrative and Investment Expenses

The Plan Sponsor pays the cost of administering the Plan, including fees and expenses of the Trustee and record keeper.    The fees, taxes and other expenses incurred by the Trustee or investment managers in making investments are paid out of the applicable investment funds. These expenses also include brokerage fees for sales or purchases of Edison International Common Stock on the open market.  No additional costs are incurred in connection with sales of Edison International Common Stock within the trust or the transfer of assets between funds.

Mutual funds pay fees to the Plan record keeper for administrative services to participants that would otherwise have to be provided by the mutual funds.  The majority of fees received by the Plan record keeper are used to reduce the record keeping and communication expenses of the Plan paid by the Plan Sponsor.  See Note 7 for a discussion of party-in-interest transactions.

Participant Accounts

Each participant account is adjusted for the participant’s contribution, the employer’s contribution, if applicable, and allocations of investment earnings/losses.  Allocation of earnings/losses and expenses is based on account balances.  The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

Notes Receivable from Participants

Participants may borrow from their account, a minimum of $1,000 to a maximum of $50,000, with certain restrictions. Loan transactions are treated as a transfer from (to) the investment fund to (from) participant loans. Loan terms range from one to four years for general purpose loans or up to 15 years for the purchase of a primary residence.  Loans bear interest at prime rate plus one percent.  Interest rates on outstanding loans range from 4.25 percent to 10.50 percent as of December 31, 2010 and mature on various dates through December 2025.  Principal and interest are paid ratably through payroll deductions.  Some separated participants may repay loan obligations directly, rather than through payroll deductions. Participant loans amounted to approximately $90,866,108 and $83,347,968 as of December 31, 2010, and 2009, respectively.

Distribution to Participants

Account balances are distributed as soon as practicable after a participant dies, becomes entitled to a distribution and requests a distribution, or terminates employment with an account balance of $5,000 or less.  Participants may otherwise delay distribution, subject to the minimum distribution requirements under Internal Revenue Code Section 401(a)(9). Participants may choose to receive lump sum distributions; partial distributions or an installment form of distribution payment are also available to certain participants. In-service withdrawals may be taken from after-tax contributions or for certain financial hardships. Participants taking in-service withdrawals will be required to pay all applicable taxes on the withdrawals and may be subject to penalty taxes for early withdrawals taken prior to age fifty-nine and one half.  Participants who terminate employment on or after January 28, 2005, with a vested account balance greater than $1,000 but less than or equal to $5,000 will have their vested account balance automatically rolled over to individual retirement accounts (IRA) selected by the Chair or Secretary of the Plan Administrator, unless the participants make a timely distribution election.

Edison 401(k) Savings Plan

Notes to Financial Statements

Profit Sharing

Certain non-represented employees of Edison Mission Group Inc.’s (“EMG”) participating subsidiaries are eligible for two types of profit sharing contributions:

(i)
Fixed profit sharing is comprised of a 3.0 percent profit sharing contribution each pay period to the Plan on behalf of eligible employees. Fixed profit sharing contributions in 2010 amounted to $3,064,777.

(ii)
Variable profit sharing is comprised of an additional annual profit sharing contribution to the Plan on behalf of eligible employees if certain business objectives are reached. Variable profit sharing contributions made in 2011 and 2010 for the 2010 and 2009 plan year were 4.75 percent and 4.00 percent of eligible earnings for eligible EMG employees for a total amount of $4,104,269 and $3,512,696, respectively. Such amounts are presented as “Profit sharing receivable” on the Statements of Net Assets Available for Plan Benefits as of December 31, 2010 and 2009, respectively.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements are presented on the accrual basis of accounting and in conformity with accounting principles generally accepted in the United States of America (“U.S.A.”) applicable to employee benefit plans and ERISA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S.A. requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates.

New Accounting Pronouncements

As of December 31, 2010, the Plan adopted Financial Accounting Standards Board (“FASB”) updated guidance to improve disclosures regarding the fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. As this guidance is only disclosure-related, it had no impact on the Plan’s financial statements.

Edison 401(k) Savings Plan

Notes to Financial Statements

In September, 2010, the FASB issued Accounting Standards Update 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans” (“ASU 2010-25”). ASU 2010-25 requires that participant loans be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. Prior to the issuance of ASU 2010-25, loans to participants were reported as investments at fair value. ASU 2010-25 is effective for fiscal years ending after December 15, 2010 with retrospective application. The Plan adopted ASU 2010-25 for the year ended December 31, 2010. The adoption of ASU 2010-25 had an immaterial impact to the presentation on the statements of net assets available for plan benefits. Participant loans have been classified to “Notes receivable from participants” as of December 31, 2010 in the Statement of Net Assets Available for Plan Benefits.
In May 2011, the FASB issued an accounting standards update modifying the fair value measurement and disclosure guidance minimizing the differences between U.S. GAAP and International Financial Reporting Standards. This guidance prohibits grouping of financial instruments for purposes of fair value measurement when the unit of account is specified in other guidance.  Thus, measurement of investment securities will be based on the value of the individual security and discounts and premiums on Level 2 and 3 valuations cannot reflect the size of the reporting entity’s holdings as a characteristic of the fair value. This amendment also results in new disclosures primarily related to Level 3 measurements including quantitative disclosure about unobservable inputs and assumptions, a description of the valuation processes and a narrative description of the sensitivity of the fair value to changes in unobservable inputs. The Plan will adopt this guidance effective January 1, 2012. The adoption impact will not be material to Plan’s financial statements.

Risks and Uncertainties

The Plan’s investment in Edison International Common Stock amounted to approximately $883,737,575 and $843,337,634 as of December 31, 2010, and 2009, respectively. Such investments represented approximately 24 and 25 percent of the Plan’s total assets as of December 31, 2010, and 2009, respectively.  For risks and uncertainties regarding investment in the Company’s common stock, participants should refer to the annual report on Form 10-K for the period ended December 31, 2010, and the quarterly report on Form 10-Q for the period ended March 31, 2011 of Edison International, and its affiliate entities listed below:

Southern California Edison Company
Edison Mission Energy
Midwest Generation, LLC
EME Homer City Generation L.P.
The Plan provides for various funds that hold investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan participates in various investment options that comprise securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value or estimated fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Edison 401(k) Savings Plan

Notes to Financial Statements

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Notes receivable from participants that are in default as provided in the Plan document, are treated as deemed distributions for tax purposes and also reported as such in the Form 5500.  Management has determined these notes in default as uncollectible.  For the year ended December 31, 2010, $223 of notes receivable from participants in default were deemed to be uncollectible and written-off. Such amount is included as “Notes receivable from participants in default” in the Statement of Changes in Net Assets Available for Plan Benefits.

Distributions to Participants

Distributions to participants, other than notes receivable from participants, are recorded when paid.

Reclassifications

Certain reclassifications have been made to the prior year financial statements to conform to current year presentation.

Fair Value Measurements

The FASB Accounting Standards Codification (“ASC”) 820, “Fair Value Measurements and Disclosures,” provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Financial assets and liabilities that are reported at fair value at each reporting period are classified and disclosed in one of the following three levels:

•	Level 1 – Quoted prices in active markets for identical assets.

•
Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Edison 401(k) Savings Plan

Notes to Financial Statements

•	Level 3 – Inputs that are unobservable for the assets and that are significant to the fair value of the assets.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques  maximize the use of observable inputs and minimize the use of unobservable inputs.

Plan assets carried at fair value consist of the following investments: Edison International Common Stock, a money market fund, common/collective funds and mutual funds. Edison International Common Stock and mutual funds are classified as Level 1 as fair value is determined by observable, unadjusted quoted market prices in active or highly liquid and transparent markets. Common/collective funds are valued at the net asset value of shares held by the Plan. Although common/collective funds and the money market fund fair values are determined by observable prices, they are classified as Level 2 because they trade in markets that are less active and transparent. The fair value of the underlying investments in equity mutual funds and equity common/collective funds are based upon stock-exchange prices. The fair value of the underlying investments in fixed-income common/collective funds and fixed-income mutual funds are based on evaluated prices that reflect significant observable market information such as reported trades, actual trade information of similar securities, benchmark yields, broker/dealer quotes, issuer spreads, bids, offers and relevant credit information.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Edison 401(k) Savings Plan

Notes to Financial Statements

The following presents information about the Plan’s financial assets that are measured at fair value on a recurring basis as of December 31, 2010, by level within the fair value hierarchy (in thousands):

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Equity Securities
Large Cap US (a)	$126,369	$364,236	$-	$490,605
Mid Cap US	235,005	-	-	235,005
Small Cap US	129,209	39,719	-	168,928
International (b)	330,663	-	-	330,663

Total Equity Securities	821,246	403,955	-	1,225,201

Fixed Income Securities
Corporate (c)	175,843	110,758	-	286,601
US Government	103,315	-	-	103,315

Total Fixed Income Securities	279,158	110,758	-	389,916

Balanced Funds (d)	44,160	337,920	-	382,080

Other Mutual Funds (e)	163,793	-	-	163,793

Money Market Funds	-	576,039	-	576,039

Edison International Common Stock Fund	883,738	-	-	883,738

Total assets at fair value	$2,192,095	$1,428,672	$-	$3,620,767
(a)	83 percent of Level 2 consists of an index fund that seeks to track the performance of the Standard and Poor’s 500.
(b)	Approximately 29 percent is a mutual fund that invests in emerging markets.
(c)	Consists of low duration, total return and high yield bond mutual funds as well as a diversified common collective bond fund.
(d)	Level 2 consists of common collective funds with investment strategies of balanced moderate, aggressive growth and conservative growth.
(e)	Other consists of mutual funds invested in global technology, real estate, utilities, health science and financial services.

The Plan determines the fair value for transfers in and transfers out of each level at the end of each reporting period. There were no transfers between levels during 2010 and 2009.

Edison 401(k) Savings Plan

Notes to Financial Statements

The following table sets forth financial assets that were accounted for at fair value as of December 31, 2009 by level within the fair value hierarchy (in thousands):

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Equity Securities
Large Cap US (a)	$105,480	$322,134	$-	$427,614
Mid Cap US	175,648	-	-	175,648
Small Cap US	105,003	32,377	-	137,380
International (b)	313,714	-	-	313,714

Total Equity Securities	699,845	354,511	-	1,054,356

Fixed Income Securities
Corporate (c)	143,700	97,719	-	241,419
US Government	82,039	-	-	82,039

Total Fixed Income Securities	225,739	97,719	-	323,458

Balanced Funds (d)	38,005	294,548	-	332,553

Other Mutual Funds (e)	130,508	-	-	130,508

Money Market Funds	-	556,408	-	556,408

Edison International Common Stock Fund	843,338	-	-	843,338

Total asset at fair value	$1,937,435	$1,303,186	$-	$3,240,621
(a)	83 percent of Level 2 consists of an index fund that seeks to track the performance of the Standard and Poor’s 500.
(b)	Approximately 30 percent is a mutual fund that invests in emerging markets.
(c)	Consists of low duration, total return and high yield bond mutual funds as well as a diversified common collective bond fund.
(d)	Level 2 consists of common collective funds with investment strategies of balanced moderate, aggressive growth and conservative growth.
(e)	Other consists of mutual funds invested in global technology, real estate, utilities, health science and financial services.

3.	Investment Elections

The Trustee invests contributions in accordance with participant instructions.

Participants may elect changes to their investment mix effective each business day, with certain restrictions.  The Plan imposes a seven-day trading restriction for most participants that applies to all funds except the Edison International Stock Fund.  Reallocation elections are also subject to trading restrictions, redemption fees, or other measures imposed by investment fund managers. Participants may effect changes to their deferral percentages and deferral investment elections coincident with their pay frequency.

Edison 401(k) Savings Plan

Notes to Financial Statements

4.	Investment Options

The transfer of a participant’s investment from one fund to any other fund is based on the net asset value of the units allocated to the participant’s account, as of close of market on the date of transfer.

As of December 31, 2010, all participants were able to choose from among 41 investment fund offerings. These investment funds consisted of the following:

·	Three Pre-mixed Portfolios – Funds are invested in portfolios which include U.S. stocks, non-U.S. stocks and corporate and government bonds;

·
Six Institutional Funds – Funds are invested in a broad selection of asset classes; large and small U.S. stocks (including Edison International Common Stock), non-U.S. stocks and fixed income instruments; and

·	Thirty Two Mutual Funds – Funds are invested in a variety of retail mutual funds from multiple asset classes.

The Plan Sponsor’s Trust Investment Committee may direct the Trustee to establish new investment funds or discontinue existing ones as well as change the investment medium for each investment fund. Participants should refer to the summary plan description for a more complete discussion of the various investment options.

5.	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets:

December 31,	2010		2009
		(in 000's)

Investments at Fair Value as Determined by Quoted Market Prices:

Edison International Common Stock Fund, 22,977,821 and 24,227,255 shares, respectively (See Note 7)	$895,441		$854,269

Other – Mutual funds (less than 5 percent)	1,308,357		1,094,096

	2,203,798		1,948,365
Investments at Estimated Fair Value:

State Street Bank & Trust Co. - Money Market Fund, 564,336,129 and 545,476,680 units, respectively (See Note 7)	564,336		545,477

BlackRock – Common Stock Fund, 7,081,819 and 7,195,531 units, respectively	303,384		267,561

Other - Frank Russell Trust Company Funds (less than 5 percent)	549,249		479,218

	1,416,969		1,292,256

Total Investments	$3,620,767		$3,240,621

Edison 401(k) Savings Plan

Notes to Financial Statements

During 2010, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Net Appreciation in Fair Value of Investments:

For the year ended December 31,	2010
(in 000's)

Investments at Fair Value as Determined by Quoted Market Prices:

Edison International Common Stock Fund	$87,151
Mutual Funds	129,748

216,899
Investments at Estimated Fair Value:
Common Collective Funds	104,420

Net appreciation in fair value of investments	$321,319

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

December 31,	2010	2009

	(in 000’s)

Net assets available for plan benefits per the financial statements	$3,717,952	$3,330,903
Less: Amounts allocated to withdrawing participants	462	879

Net assets available for plan benefits per the Form 5500	$3,717,490	$3,330,024

For the year ended December 31,	2010
(in 000's)
Total deductions per the financial statements	$264,043
Add: Amounts allocated to withdrawing participants at December 31, 2010	462
Less: Amounts allocated to withdrawing participants at December 31, 2009	(879)

Benefits paid to participants per the Form 5500	$263,626

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

Edison 401(k) Savings Plan

Notes to Financial Statements

7.	Party-In Interest Transactions

The Money Market Fund is managed by State Street Bank and Trust Company, which also serves as the Plan’s Trustee. Fees earned by the Trustee in its capacity as fund manager for the Plan were $433,128 for 2010 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.

The Plan’s investment options include the Company’s Common Stock as a fund option. See Note 2 for a discussion of the amount of the Plan’s investment in the Company’s Common Stock. In addition, State Street Global Advisors, an affiliate of State Street Bank and Trust Company, is the investment manager of the Edison International Common Stock Fund. Fees earned by State Street Global Advisors in its capacity as the investment manager of the Edison International Common Stock Fund were $120,012 for 2010 and were reported as “Management fees” on the Statement of Changes in Net Assets Available for Plan Benefits.

Fees paid by the Plan Sponsor for administrative and other services rendered to the Plan were based on customary rates for such services. Various mutual funds offered as investment options in the Plan transfer to Aon Hewitt Associates, the Plan’s record keeper, certain fees they charge to Plan participants who invest in the mutual funds (these shareholder servicing and distribution service fees are charged to all investors in the mutual funds).

These transferred fees, which totaled $1,963,488 for 2010, were used to reduce Hewitt Associates’ charge to the Plan Sponsor for services Aon Hewitt Associates provided to the Plan.

See Note 10 below regarding Edison International Common Stock Fund dividend payments.

8.	Plan Termination

Although it has not expressed intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their accounts.  The Trust will continue after termination until all Trust assets have been distributed to participants and their beneficiaries.

9.	Tax Status

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated May 22, 2002, that the Plan and related trust as amended through November 29, 2001, are designed in accordance with the applicable qualification sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan, as amended, is designed in compliance with the applicable qualification requirements of the IRC. In addition, the Plan Administrator is not aware of any operational issues that will prevent the continuation of the Plan’s qualified tax status. The Plan has filed for a new  determination letter on January 31, 2011 and is awaiting a response from the IRS.

Accounting principles generally accepted in the U.S.A. require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits relative to the Plan for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for years prior to 2003.

Edison 401(k) Savings Plan

Notes to Financial Statements

10.	Employee Stock Ownership Plan

The Edison International Common Stock Fund constitutes an employee stock ownership plan that allows for the current distribution of dividends to all participants. Such distribution amounted to $5,551,745   for the year ended December 31, 2010. On December 16, 2010, the Board of Directors of Edison International declared a common stock dividend of $.32 per share payable on January 31, 2011 to the shareholders of record as December 31, 2010. As the record date was at year end, dividend income of $.32 per share amounting to $7,292,903 was accrued and included in “Dividends receivable” in the accompanying financial statements at December 31, 2010.

11.	Subsequent Events

The Plan was amended and restated effective January 1, 2011 for inclusion in the Plan's submissions filed on January 31, 2011 with the IRS requesting a favorable determination of the Plan's qualified status.

The Plan Sponsor has entered into an agreement with Affiliated Computer Services, Inc. to be the record keeper for the Plan effective January 1, 2012.

Prior to January 3, 2011, the Plan offered 41 (former) investment options consisting of institutional funds, retail mutual funds, and the Edison International Stock Fund. On January 3, 2011, the Plan was redesigned to offer 19 investment options grouped into three tiers: Tier 1- Target Date Funds; Tier 2- seven "core" funds and the EIX Stock Fund; and Tier 3- a self-directed brokerage account.

The Target Date Funds are premixed allocations of stocks, bonds and cash which are built from a combination of Tier 2 core funds and designed to become more conservative over time as each fund (of which there are currently 10) approaches its target date.  Tier 2 consists of the EIX Stock Fund and seven institutional core funds representing a range of asset classes (stocks, bonds and cash equivalents) with varying degrees of risk and return. Tier 3, the self-directed brokerage account, allows participants to select investments from among thousands of publicly traded securities including individual equities, mutual funds, fixed income products, exchange traded funds, real estate investment trusts, and taxable unit investment trusts.

Between January 3, 2011 and January 31, 2011, participants were offered a transition window during which both the former investment options and new funds were available. On February 1, 2011, all of the former investment options, with the exception of the EIX Stock Fund, the Money Market Fund and the U.S. Stock Index Fund, were removed as investment options. Any portion of participants' account balances invested in the discontinued former funds as of the market close on January 31, 2011, were sold and reinvested in target date funds with target dates closest to each participant's 65th birthday.

Supplemental Schedule

Edison 401(k) Savings Plan

Form 5500, "Schedule H, Line 4i –
Schedule of Assets (Held at End of Year)"
December 31, 2010

EIN:  95-1240335
Plan Number: 002

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost**	(e) Current Value (in 000’s)

	Edison International Common Stock Fund

*	Edison International	Common Stock – No Par Value		$883,738

*	State Street Bank & Trust Co.	Short Term Investment Fund		11,703

		Total Edison International Common Stock Fund		895,441

	Money Market Fund

*	State Street Bank & Trust Co.	Money Market Fund - Collective Investment in the State Street Bank Short-Term Income Fund		564,336

	Common Collective Funds

	BlackRock Global Investors	Common Stock Fund - Collective Investment in the BZW Barclay’s Global Investors Equity Index Fund		303,384

	Frank Russell Trust Company	Balanced Fund - Collective Investment in Frank Russell Balanced Fund		168,070

	Frank Russell Trust Company	Bond Fund - Collective Investment in Frank Russell Intermediate-Term Bond Fund		110,758

	Frank Russell Trust Company	US Large Company - Collective Investment in Frank Russell US Large Company Equity I Fund		60,852

	Frank Russell Trust Company	US Small Company - Collective Investment in Frank Russell US Small Company Equity II Fund		39,718

	Frank Russell Trust Company	Conservative Growth Portfolio - Collective Investment in Frank Russell Conservative Balanced Fund		61,752

	Frank Russell Trust Company	Aggressive Growth Portfolio - Collective Investment in Frank Russell Aggressive Balanced Fund		108,099

		Total Common Collective Funds		852,633

			(Continued)

Edison 401(k) Savings Plan

Form 5500, "Schedule H, Line 4i –
Schedule of Assets (Held at End of Year)"
December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost**	(e) Current Value (in 000’s)

	Mutual Funds

	Allianz/PIMCO Advisors	Collective Investment in Total Return Fund Admin Shares		99,740

	Allianz/PIMCO Advisors	Collective Investment in Low Duration Admin Fund		28,209

	Allianz/PIMCO Advisors	Collective Investment in RCM Global Technology Fund A		55,957

	Allianz/PIMCO Advisors	Collective Investment in Capital Appreciation Admin Fund		9,835

	Allianz/PIMCO Advisors	Collective Investment in Long Term US Government Bonds		39,782

	Artisan Funds	Collective Investment in Small Cap Value Fund		45,468

	Artisan Funds	Collective Investment in Mid Cap Fund A		27,203

	C&S Realty	Collective Investment in C&S Institutional Realty Share Value Fund		45,454

	Capital Research & Management	Collective Investment in The American Funds Group Europacific Growth Fund		90,889

	Capital Research & Management	Collective Investment in Washington Mutual Investors Fund		45,956

	Capital Research & Management	Collective Investment in American Funds – New Perspective A		47,781

	Capital Research & Management	Collective Investment in American Balance Fund		44,160

	Columbia Acorn Int’l Z	Collective Investment in Columbia Acorn International Z Fund		24,241

	Dimensional Fund Advisors	Collective Investment in Dimensional Emerging Markets Fund		98,816

	Dreyfus Management	Collective Investment in Appreciation Fund		13,619

	Franklin Advisors	Collective Investment in Franklin Utilities A		20,102

	Harbor Capital Advisors	Collective Investment in Capital Appreciation Fund		22,347

	MFS Investment Management	Collective Investment in Institutional TR International Equity Funds		51,598

	Morgan Stanley Investment Mgmt.	Collective Investment in Institutional International Equity Fund		10,299

	Oppenheimer Funds	Collective Investment in Oppenheimer Main Street Small Cap Y Fund		18,295

			(Continued)

Edison 401(k) Savings Plan

Form 5500, "Schedule H, Line 4i –
Schedule of Assets (Held at End of Year)"
December 31, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party		(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost**	(e) Current Value (in 000’s)

	Salomon Brothers		Collective Investment in Salomon High Yield Value Bond		47,894

	T. Rowe Price		Collective Investment in T. Rowe Price Blue Chip Fund		34,612

	T. Rowe Price		Collective Investment in Mid-Cap Growth		73,211

	T. Rowe Price		Collective Investment in T. Rowe Price Health and Science Fund		26,642

	T. Rowe Price		Collective Investment in Mid Cap Value Fund		45,559

	T. Rowe Price		Collective Investment in Financial Services Value Fund		15,638

	T. Rowe Price		Collective Investment in Small Cap Stock Fund		26,188

	Turner Investment Partners		Collective Investment in Turner Small Cap Growth Fund		19,818

	Vanguard Group		Collective Investment in Vanguard/Inflation Protected Securities Fund		63,533

	Vanguard Group		Collective Investment in Mid Cap Index Fund		89,032

	William Blair & Co		Collective Investment in Small Cap Growth Fund		19,440

	William Blair & Co.		Collective Investment in International Equity Fund CL 1		7,039

			Total Mutual Funds		1,308,357
		Total	Investments		3,620,767

	*Notes Receivable from Participants		Loans With Maturities Varying From One to Four Years (or up to 15 Years for Purchase of a Primary Residence) and Interest Rates of 4.25 percent to 10.50 percent		90,866

			Total		$3,711,633

*	Party-In-Interest
**	Investments are participant-directed; therefore, disclosure of cost is not required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  June 24, 2011

EDISON 401(K) SAVINGS PLAN

By: /s/ Daryl D. David

Daryl D. David
Chair of the Southern California Edison Company Benefits Committee